Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-206013 Date January 4, 2016

Release

NEW YORK	January 4, 2016

Deutsche Bank reduces the redemption size of two Exchange Traded Notes

Deutsche Bank today announced that it will reduce the redemption unit size on two of its equity-based Exchange Traded Notes (ETNs). The redemption unit size will change from 250,000 ETNs to 10,000 ETNs. This change will be effective after the close of trading on Jan. 4, 2016.

As disclosed in the related pricing supplement for each ETN, the market value of the ETNs may be influenced by, among other things, the levels of supply and demand for the ETNs. It is possible that the reduction of the redemption unit size, as described above, may materially influence the market value and the liquidity of the ETNs.

Investors considering any purchase or sale of the ETNs should be aware of the fact that the trading price of the ETNs on the exchange could be significantly different from their intraday indicative value, which is meant to approximate the intrinsic economic value of the ETNs, and be aware of the risks of buying at a premium or selling at a discount to the indicative value.

The following ETNs will be affected:

ETN Name	NYSE Arca Ticker
ELEMENTSSM—“Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return IndexSM	DOD
ELEMENTSSM Linked to the Morningstar® Wide Moat FocusSM Total Return Index	WMW

Deutsche Bank AG Press & Media Relations

Amanda Williams

Phone: +1 (212) 250-1499

E-Mail: amanda.williams@db.com

Deutsche Bank AG has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the ETNs to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents that Deutsche Bank AG has filed with the

Issued by the press department of Deutsche Bank AG NY 60 Wall Street, New York, NY 10005 Phone: +1 (212) 250-7171	Internet: http://www.db.com http://www.db.com/press E-Mail: press-media-relations.americas@db.com

SEC for more complete information about Deutsche Bank AG and the ETNs. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in the offerings of the ETNs will arrange to send you the prospectus, prospectus supplement and pricing supplement if you so request by calling toll-free 1-800-311-4409.

About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2015 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.